UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

TEXAS PACIFIC LAND TRUST
(Name of Issuer)

Sub-share Certificates
(Title of Class of Securities)

882610108
(CUSIP Number)

Jay Kesslen
c/o Horizon Kinetics LLC
470 Park Avenue South
New York, NY 10016
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
Horizon Kinetics Asset Management LLC
13-3776334
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.	Citizenship or Place of Organization
Delaware

	7.	Sole Voting Power
		1,792,466
Number of Shares
Beneficially	8.	Shared Voting Power
Owned by
Each Reporting
Person With:	9.	Sole Dispositive Power
		1,792,466

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,792,466

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ] [ ]

13.	Percent of Class Represented by Amount in Row (11)
23.1

14.	Type of Reporting Person
IA

This Amendment No. 6 to the Schedule 13D (this “Amendment No. 6”) relates to the sub-share certificates of proprietary interests (the “Shares”) of Texas Pacific Land Trust (“TPL”) and amends the Schedule 13D Amendment 5 filed on May 28, 2019 (the “Schedule 13D 5” and, together with this Amendment No. 6, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 6 is being filed by Horizon Kinetics Asset Management LLC (“Horizon”) a Delaware limited liability company.

This Amendment No. 6 is being filed to amend Item 4 and Item 5 of the Schedule 13D as follows:

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended by adding the following:

On July 30, 2019, certain of the Reporting Persons (the “Investor Group”) entered into a settlement agreement with TPL, John R. Norris III and David E. Barry (the “Settlement Agreement”) with respect to the previous proxy contest and the pending litigation between the parties. Pursuant to the Settlement Agreement, the parties have agreed to dismiss the pending litigation captioned Case 3:19-cv-01224-B Texas Pacific Land Trust et al v. Oliver in the U.S. District Court for the Northern District of Texas in Dallas. The Settlement Agreement further provides that TPL’s third trustee position will remain vacant at least until the end of the Restricted Period (as defined in the Settlement Agreement).

As of August 1, 2019, the Conversion Exploration Committee (the “Committee”) will include Murray Stahl, Eric L. Oliver, and Craig Hodges. The Committee will be governed by an amended and restated charter in the form attached as Exhibit A to the Settlement Agreement.

The Committee shall complete its work by December 31, 2019 unless the Committee determines otherwise. All decisions and recommendations of the Committee shall require the affirmative vote of at least five of the seven members. If the Committee recommends a plan of Conversion (as defined in the Settlement Agreement) by the end of the Committee Period (as defined in the Settlement Agreement), the trustees of TPL will have a time period of 30 days following the receipt of such recommendation to decide whether to implement such plan of Conversion. If the Committee recommends a plan of conversion that provides for the conversion of TPL into, or the creation of, a publicly-traded corporation holding all or substantially all of the assets of TPL and proposes the approval of TPL shareholders, the Investor Group will be required to vote all of the TPL shares beneficially owned by it in favor of such Conversion at a special meeting called therefor by the trustees of TPL. In connection with the Settlement Agreement, all members of the Committee have agreed to sign a confidentiality agreement in the form attached as Exhibit A to the Committee charter.

The foregoing description of the Settlement Agreement is qualified by the full text of such agreement, which is attached hereto as Exhibit 5 and is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended by adding the following:

As a result of the Cooperation Agreement, Horizon Kinetics, the SoftVest Reporting Persons and Tessler Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act. The Shares reported in this Schedule 13D do not include security interests owned by SoftVest Reporting Persons and Tessler Reporting Persons who have filed a separate Schedule 13D. Horizon assumes no responsibility for the information contained in any such Schedule 13D or any amendment thereto.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Horizon Kinetics Asset Management LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

This Schedule 13D does not include approximately 22,850 Shares of TPL held personally by senior portfolio managers of Horizon and their families. The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon with respect to its proprietary accounts. Transactions effected by Horizon in the last 60 days are as listed below. All sales were the result of a client direction or account limitation, and no sales were made in any proprietary account.

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
Horizon Kinetics Asset Management LLC	6/3/2019	Buy	165	741.28
Horizon Kinetics Asset Management LLC	6/3/2019	Sale	188	731.48
Horizon Kinetics Asset Management LLC	6/4/019	Buy	254	734.08
Horizon Kinetics Asset Management LLC	6/4/2019	Sale	251	730.54
Horizon Kinetics Asset Management LLC	6/5/2019	Buy	240	731.62
Horizon Kinetics Asset Management LLC	6/5/2019	Sale	252	727.81
Horizon Kinetics Asset Management LLC	6/6/2019	Buy	386	741.56
Horizon Kinetics Asset Management LLC	6/6/2019	Sale	379	736.97
Horizon Kinetics Asset Management LLC	6/7/2019	Buy	239	754.07
Horizon Kinetics Asset Management LLC	6/7/2019	Sale	251	741.64
Horizon Kinetics Asset Management LLC	6/10/2019	Buy	153	761.63
Horizon Kinetics Asset Management LLC	06/10/2019	Sale	125	756.76
Horizon Kinetics Asset Management LLC	6/11/2019	Buy	135	771.31
Horizon Kinetics Asset Management LLC	6/11/2019	Sale	96	765.23

Horizon Kinetics Asset Management LLC	6/12/2019	Buy	231	745.34
Horizon Kinetics Asset Management LLC	6/12/2019	Sale	148	733.86
Horizon Kinetics Asset Management LLC	6/13/2019	Buy	181	730.90
Horizon Kinetics Asset Management LLC	6/13/2019	Sale	211	728.07
Horizon Kinetics Asset Management LLC	6/14/2019	Buy	223	739.32
Horizon Kinetics Asset Management LLC	6/14/2019	Sale	355	730.59
Horizon Kinetics Asset Management LLC	6/17/2019	Buy	153	720.61
Horizon Kinetics Asset Management LLC	6/17/2019	Sale	164	713.45
Horizon Kinetics Asset Management LLC	6/18/2019	Buy	203	738.48
Horizon Kinetics Asset Management LLC	6/18/2019	Sale	178	731.37
Horizon Kinetics Asset Management LLC	6/19/2019	Buy	224	763.98
Horizon Kinetics Asset Management LLC	6/19/2019	Sale	219	753.42
Horizon Kinetics Asset Management LLC	6/20/2019	Buy	215	796.63
Horizon Kinetics Asset Management LLC	6/20/2019	Sale	208	785.08
Horizon Kinetics Asset Management LLC	6/21/2019	Buy	141	793.28
Horizon Kinetics Asset Management LLC	6/21/2019	Sale	142	775.00
Horizon Kinetics Asset Management LLC	06/24/2019	Buy	159	781.92
Horizon Kinetics Asset Management LLC	06/24/2019	Sale	323	779.28
Horizon Kinetics	06/25/2019	Buy	210	795.08

Asset Management LLC
Horizon Kinetics Asset Management LLC	06/25/2019	Sale	174	783.26
Horizon Kinetics Asset Management LLC	6/26/2019	Buy	165	818.15
Horizon Kinetics Asset Management LLC	6/26/2019	Sale	622	807.61
Horizon Kinetics Asset Management LLC	6/27/2019	Buy	353	785.26
Horizon Kinetics Asset Management LLC	6/27/2019	Sale	132	776.61
Horizon Kinetics Asset Management LLC	6/28/2019	Buy	207	792.63
Horizon Kinetics Asset Management LLC	6/28/2019	Sale	154	789.29
Horizon Kinetics Asset Management LLC	7/1/2019	Buy	179	797.86
Horizon Kinetics Asset Management LLC	7/1/2019	Sale	174	788.32
Horizon Kinetics Asset Management LLC	7/2/2019	Buy	165	811.29
Horizon Kinetics Asset Management LLC	7/2/2019	Sale	364	790.68
Horizon Kinetics Asset Management LLC	7/3/2019	Buy	395	792.11
Horizon Kinetics Asset Management LLC	7/3/2019	Sale	274	785.20
Horizon Kinetics Asset Management LLC	7/5/2019	Buy	211	802.06
Horizon Kinetics Asset Management LLC	7/5/2019	Sale	154	793.41
Horizon Kinetics Asset Management LLC	7/8/2019	Buy	242	809.78
Horizon Kinetics Asset Management LLC	7/8/2019	Sale	252	802.42
Horizon Kinetics Asset Management	7/9/2019	Buy	345	790.20

LLC
Horizon Kinetics Asset Management LLC	7/9/2019	Sale	146	785.45
Horizon Kinetics Asset Management LLC	7/10/2019	Buy	491	798.37
Horizon Kinetics Asset Management LLC	7/10/2019	Sale	202	792.01
Horizon Kinetics Asset Management LLC	7/11/2019	Buy	468	804.38
Horizon Kinetics Asset Management LLC	7/11/2019	Sale	432	799.30
Horizon Kinetics Asset Management LLC	7/12/2019	Buy	476	794.83
Horizon Kinetics Asset Management LLC	7/12/2019	Sale	476	789.60
Horizon Kinetics Asset Management LLC	7/15/2019	Buy	178	796.89
Horizon Kinetics Asset Management LLC	7/15/2019	Sale	166	785.05
Horizon Kinetics Asset Management LLC	7/16/2019	Buy	170	780.45
Horizon Kinetics Asset Management LLC	7/16/2019	Sale	168	779.41
Horizon Kinetics Asset Management LLC	7/17/2019	Buy	352	769.66
Horizon Kinetics Asset Management LLC	7/17/2019	Sale	230	770.00
Horizon Kinetics Asset Management LLC	7/18/2019	Buy	240	760.14
Horizon Kinetics Asset Management LLC	7/18/2019	Sale	242	755.01
Horizon Kinetics Asset Management LLC	7/19/2019	Buy	609	765.01
Horizon Kinetics Asset Management LLC	7/19/2019	Sale	500	761.12
Horizon Kinetics Asset Management LLC	7/22/2019	Buy	308	767.36

Horizon Kinetics Asset Management LLC	7/22/2019	Sale	484	756.18
Horizon Kinetics Asset Management LLC	7/23/2019	Buy	352	750.29
Horizon Kinetics Asset Management LLC	7/23/2019	Sale	244	745.20
Horizon Kinetics Asset Management LLC	7/24/2019	Buy	345	755.07
Horizon Kinetics Asset Management LLC	7/24/2019	Sale	872	745.02
Horizon Kinetics Asset Management LLC	7/25/2019	Buy	308	747.74
Horizon Kinetics Asset Management LLC	7/25/2019	Sale	1099	743.80
Horizon Kinetics Asset Management LLC	7/26/2019	Buy	309	749.77
Horizon Kinetics Asset Management LLC	7/26/2019	Sale	224	746.90
Horizon Kinetics Asset Management LLC	7/29/2019	Buy	308	740.74
Horizon Kinetics Asset Management LLC	7/29/2019	Sale	234	735.37
Horizon Kinetics Asset Management LLC	7/30/2019	Buy	347	749.61
Horizon Kinetics Asset Management LLC	7/30/2019	Sale	236	746.47

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2019

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Kinetics LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Kinetics Asset Management LLC

Exhibit 5

Settlement Agreement

            This Settlement Agreement, dated July 30, 2019 (including all exhibits hereto, this “Agreement”), is by and among the Investor Group (as defined below) on the one hand and Texas Pacific Land Trust (the “Trust” or “TPL”), John R. Norris III and David E. Barry (with Mr. Norris, the “Trustees”) on the other hand (each, a “Party”, and collectively, the “Parties”).

            The Parties hereto agree as follows:

            1. The Parties agree to dismiss the pending litigation captioned Case 3:19-cv-01224-B Texas Pacific Land Trust et al v. Oliver (the “Litigation”). No Party shall be permitted to use this Agreement to argue that, by entering into this Agreement, injunctive relief is mooted or not available because of delay in seeking relief. The fact that this Agreement is entered into (or any of the terms hereof) shall not modify or augment any arguments or defenses of any Party. Neither Party admits any liability by entering into this Agreement and expressly denies any liability.

            2. The trustee position created by the resignation of Maurice Meyer III in February 2019 shall remain vacant until the end of the Restricted Period (as defined below).

            3. As of August 1, 2019 until the end of the Committee Period, the Conversion Exploration Committee (“Committee”) shall comprise the following seven individuals: Mr. Norris, Mr. Barry, General Donald Cook (Ret.), Dana McGinnis, Eric Oliver, Murray Stahl, and Craig Hodges. The Investor Group acknowledges that Mr. Norris and Mr. Barry shall co-chair the Committee. The Committee shall be continue to be governed by its charter dated June 23, 2019, as amended and restated in the form attached as Exhibit A hereto (the “Charter”) and incorporated herein by reference.

            4. The Committee shall serve the purpose set forth in Article A of the Charter. The Committee shall complete its work by December 31, 2019 (the “Committee Period”), unless the Committee determines otherwise in accordance with the Charter. All decisions and recommendations of the Committee (including any recommendation of a plan of conversion or the selection of additional financial advisors) shall require the affirmative vote of at least five of the seven members. If the Committee recommends a plan of conversion that provides for the conversion of the Trust into, or the creation of, a publicly-traded corporation holding all or substantially all of the assets of TPL (a “Conversion”) and proposes the approval of TPL shareholders, the Investor Group (as defined below) shall vote all of the TPL shares beneficially owned by it in favor of such Conversion at a special meeting called therefor by the Trustees and privately and publicly support such conversion through a press release as an exempt solicitiaton, as permitted by law. Concurrently herewith, all members of the Committee shall sign the confidentiality agreement substantially in the form attached as Exhibit A to the Charter (the “Confidentiality Agreement”) and incorporated herein by reference. Promptly following the entering of this Agreement, the Parties shall issue a press release in the form attached as Exhibit B hereto and incorporated herein by reference. For the avoidance of doubt, due to the legal obligations of the Trustees as fiduciaries, the Committee’s recommendation shall be non-binding on the Trustees and the Trust.

            5. If the Committee recommends a plan of Conversion by the end of the Committee Period, the Trustees shall have a time period of 30 days following the receipt of such recommendation to decide whether to implement such plan of Conversion (such time period, the “Decision Period”). If the Trustees decide to implement such plan of Conversion in the form recommended by the Committee in all material respects, the Investor Group and its Representatives (defined below) shall be prohibited from challenging such Conversion in court or otherwise prior to the end of the Restricted Period (defined below). Upon completion of the Conversion in the form recommended by the Committee in all material respects, the Parties shall grant mutual general releases in one another’s favor in the form attached as Exhibit C and incorporated herein by reference.

            6. Following the Restricted Period, the Parties may refile all of their claims if they choose to do so, except that prior to the filing of any Legal Proceeding (defined below), and within 20 days of the Restricted Period, the Parties shall participate in mandatory mediation in front of a JAMS mediator in Dallas, Texas. The Parties agree that Judge Jane Boyle would retain jurisdiction of such claims and any Legal Proceeding refiled would have exclusive jurisdiction in the Federal District Court for the Northern District of Texas, located in Dallas County, Texas. Until the end of the Restricted Period, (i) the Investor Group may not hold Mr. Oliver out as a trustee of the Trust or claim that Mr. Barry is not a validly elected trustee of the Trust, and (ii) unless required by law, none of the Parties nor any of their Representatives shall make any public statements regading the merits of their Litigation claims. During the Restricted Period (disregarding clause (iii) of such definition), (i) each Party shall not, and cause its Representatives not to, directly or indirectly, issue any press release, submit any SEC filings, speak to any member of the media, or make any other public statement in respect of any of the other Parties or their Representatives, except with such other Parties’ consent or as required by law or as permitted by Section 4 of the Confidentiality Agreement (which shall apply mutatis mutandis) and (ii) each Party shall not, and shall cause its Representatives not to, pursue or assist any other person to initiate, participate, or otherwise support in any form, any Legal Proceeding against the other Party or any of its Representatives, except for (a) any such Legal Proceeding initiated primarily to remedy a breach of or to enforce this Agreement and (b) counterclaims with respect to any such Legal Proceeding initiated by, or on behalf of one Party or its Representatives against the other Party or its Representatives.

            7. The “Restricted Period” shall be from the date hereof until the end of the Committee Period; provided, however, that (i) if the Committee recommends a Conversion by the end of the Committee Period, the “Restricted Period” shall extend automatically until the end of the Decision Period; (ii) if the Committee recommends a Conversion by the end of the Committee Period and the Trustees decide to implement such Conversion in the form recommended by the Committee in all material respects by the end of the Decision Period, then the “Restricted Period” shall extend automatically until the six month anniversary of the expiration of the Decision Period; and (iii) if a Conversion recommended by the Committee is completed in all material respects within six months of the expiration of the Decision Period, then the “Restricted Period” shall extend until the end of time.

            8. Furthermore, as used herein, (a) the terms “Affiliate” and “Associate” (and any plurals thereof) have the meanings ascribed to such terms under Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder and shall include all persons or entities that at any time become Affiliates or Associates of any applicable person or entity referred to in this Agreement; provided, however, that the term “Associate” shall refer only to Associates controlled by the applicable person or entity; provided, further, that, for purposes of this Agreement, none of the members of the Investor Group shall be an Affiliate or Associate of the Trust and the Trust shall not be an Affiliate or Associate of any of the members of the Investor Group; (b) the “Investor Group” is Eric L. Oliver, SoftVest, L.P., SoftVest Advisors, LLC, Murray Stahl, Horizon Kinetics LLC, Horizon Kinetics Asset Management LLC (f/k/a Horizon Asset Management LLC), Allan R. Tessler, ART-FGT Family Partners Limited, and Tessler Family Limited Partnership; (c) “Legal Proceeding” means any lawsuit, claim or other legal proceeding (including any books and records demand); and (d) “Representatives” are a person’s Associates, Affiliates, principals, directors, officers, employees, partners, members, managers, consultants, accountants, attorneys, legal or other advisors, agents, and other representatives.

            9. Within three business days of the execution of this Agreement, TPL shall reimburse (via wire transfer of immediately available funds) the Investor Group’s reasonable and documented out-of-pocket fees and expenses (including legal expenses) incurred to date in connection with the Investor Group’s solicitation of proxies from TPL shareholders and related litigation and the negotiation and execution of this Agreement up to an amount of $2.4 million in the aggregate. Upon the completion of the Conversion in the form recommended by the Committee in all material respects, TPL shall further reimburse the Investor Group (a) for its remaining reasonable and documented out-of-pocket fees and expenses incurred to date in connection with the Investor Group’s solicitation of proxies from TPL shareholders and related litigation and the negotiation and execution of this Agreement and (b) for its reasonable and documented out-of-pocket fees and expenses incurred after the date hereof in connection with the Committee and any potential Conversion; provided, however, that (i) such reimbursements shall not exceed $1.35 million in the aggregate (exclusive of any fees reimbursed under the first sentence of this paragraph 8) and (ii) following execution of this Agreement, the Parties shall consult with each other to estimate such expenses in good faith.

            10. Gibson Dunn & Crutcher, LLP shall be the sole legal outside counsel to the Investor Group seeking fees on behalf of the Investor Group. The Investor Group acknowledges and agrees that Sidley Austin LLP is serving as legal outside counsel to the Trust, that Stifel has been retained as a financial advisor to the Trust, and that Alvarez & Marsal is serving as compensation consultant to the Trust. The Investor Group further acknowledges and agrees that the Committee is advisory to the Trust, the Committee members (other than the Trustees) shall be consultants regarding conversion, governance, and other matters in accordance with the Charter, and the Committee members may have access to privileged and confidential information of the Trust. The Parties agree that the Committee shall keep its deliberations and materials strictly confidential in accordance with the Confidentiality Agreement and, without the prior written consent of the Trust, no member of the Committee may use any communications, documents, or other information obtained as a result of such member’s service on the Committee in any Legal Proceeding, nor challenge or waive the determination of any applicable privilege related to any communications, documents, or other information related to the Committee. The Parties further agree that service on the Committee, and receipt of any legal advice from legal outside counsel and/or the advisors (e.g., Stifel, and Alvarez & Marsal) to the Trust (including receipt by the Committee), shall not be grounds to disqualify or challenge Sidley Austin LLP from continuing to represent the Trust and the Trustees in any Legal Proceeding related to the Litigation, this Agreement, any Conversion, the Committee, or any other matter, and the Parties agree not to cause, encourage, or assist any other person to disqualify or challenge Sidley Austin LLP therefrom. The Parties likewise agree that service on the Committee shall not be grounds to disqualify or challenge Gibson Dunn & Crutcher LLP from continuing to represent the Investor Group in any Legal Proceeding related to the Litigation, this Agreement, any Conversion, the Committee, or any other matter, and the Parties agree not to cause, encourage, or assist any other person to disqualify or challenge Gibson Dunn & Crutcher LLP therefrom. In the event any Legal Proceeding involving the Parties occurs, the Parties agree that their respective legal outside counsel shall retain all rights to depose the Parties, conduct discovery, and otherwise continue their existing legal representation of the Parties. The Investor Group further acknowledges and agrees that none of the Investor Group’s advisors shall be permitted to participate in any meetings of the Committee (it being understood that the Committee may extend an invitation to advisors of the Investor Group to present to the Committee or for other purposes).

            11. Notice. All communications pursuant to this Agreement shall be sent to:

For the Investor Group:

Jay Kesslen
General Counsel
Horizon Kinetics LLC
470 Park Avenue South
New York NY 10016
Telephone 914.703.6904
Facsimile 914.703.6899
jkesslen@horizonkinetics.com

with a courtesy copy, which shall not constitute service, to:

Gibson Dunn & Crutcher LLP
Attn: Rob Walters
2100 McKinney Avenue, Suite 1100
Dallas, TX 75201
RWalters@gibsondunn.com

For the Trust and the Trustees:

Texas Pacific Land Trust
1700 Pacific Avenue, Suite 2770
Dallas, TX 75201
jnorris@tpltrust.com
dbarry@tpltrust.com

with a courtesy copy, which shall not constitute service, to:

Sidley Austin LLP
Attn: Yvette Ostolaza, Yolanda C. Garcia, and Kai Liekefett
2021 McKinney Avenue, Suite 2000
Dallas TX 75201
yvette.ostolaza@sidley.com
ygarcia@sidley.com
kliekefett@sidley.com

            12. For the avoidance of doubt, Sections 4 and 10 through 20 shall survive any recommendation of a plan of Conversion by the Committee or lack thereof.

            13. Each Party shall instruct its Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such Affiliate or Associate. A breach of this Agreement by a Affiliate or Associate of a Party, if such Affiliate or Associate is not a Party to this Agreement, shall be deemed to occur if such Affiliate or Associate engages in conduct that would constitute a breach of this Agreement if such Affiliate or Associate was a Party to the same extent as a Party to this Agreement.

            14. THE CONSTRUCTION AND INTERPRETATION OF THIS AGREEMENT SHALL BE EXCLUSIVELY GOVERNED BY THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAW RULES. BY SIGNING THIS AGREEMENT, THE PARTIES IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL DISTRICT COURT FOR THE NORTHERN DISTRICT OF TEXAS LOCATED IN DALLAS COUNTY, TEXAS, OR THE DISTRICT COURT FOR DALLAS COUNTY, TEXAS, IF NO GROUNDS FOR FEDERAL JURISDICTION ARE AVAILABLE, FOR RESOLUTION OF ALL DISPUTES RELATING TO OR ARISING UNDER THIS AGREEMENT. BY SIGNING THIS AGREEMENT, THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY AND ALL RIGHTS HE OR SHE MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT.

            15. The Parties agree to promptly confer and, if necessary, submit to mediation in front of a JAMS mediator in Dallas, Texas within 20 days of any disputes arising out of or relating to this Agreement, the Confidentiality Agreement, and/or the Charter.

             16. No amendment, modification or waiver of this Agreement shall be binding or effective for any purpose unless it is made in a writing signed by the Party against whom enforcement of such amendment, modification, or waiver is sought. No course of dealing between the Parties to this Agreement shall be deemed to modify, amend, or discharge any provision or term of this Agreement. No delay by any Party to this Agreement in the exercise of any of its rights or remedies shall operate as a waiver thereof, and no single or partial exercise by any Party to this Agreement of any such right or remedy shall preclude any other or further exercise thereof. A waiver of any right or remedy on any one occasion shall not be construed as a bar to or waiver of any such right or remedy on any other occasion.

             17. This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the Parties hereto and delivered to each of the other Parties hereto. Delivery of an executed counterpart of this Agreement by facsimile or electronic mail in portable document format (pdf) shall be equally as effective as delivery of an original executed counterpart of this Agreement.

             18. The Parties and their respective legal counsel participated in the preparation of this Agreement and the Parties have consulted their legal counsel, and therefore, this Agreement shall be construed neither against nor in favor of any of the Parties hereto, but rather in accordance with the fair meaning thereof. Words in this Agreement of the male, female, or neutral gender shall be construed to include any other gender where appropriate. Words used in this Agreement that are either singular or plural shall be construed to include the other where appropriate. The terms “Agreement,” “hereof,” “herein,” “hereby” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole. The word “or” shall not be exclusive.

             19. Any provision of this Agreement that is prohibited, unenforceable or not authorized in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition, unenforceability or non-authorization without invalidating the remaining provisions hereof or affecting the validity, enforceability, or legality of such provision in any other jurisdiction. The Parties agree to negotiate in good faith to replace any illegal, invalid, or unenforceable provision of this Agreement with a legal, valid, and enforceable provision that, to the extent possible, will preserve the economic bargain of this Agreement.

             20. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, parents, affiliates, subsidiaries, officers, directors, partners, employees, and permitted assigns.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, each of the Parties hereto has executed this Agreement or caused the same to be executed by its duly authorized representative as of the date first above written.

TEXAS PACIFIC LAND TRUST

By:	/s/ David E. Barry
Name: David E. Barry
Title: Trustee

By:	/s/ John R. Norris, III
Name: John R. Norris, III
Title: Trustee

IN WITNESS WHEREOF, each of the Parties hereto has executed this Agreement or caused the same to be executed by its duly authorized representative as of the date first above written.

THE INVESTOR GROUP HORIZON KINETICS LLC

By:	/s/ Jay Kesslen
Name: Jay Kesslen
Title: General Counsel

SOFTVEST ADVISORS, LLC

By:	/s/ Eric L. Oliver
Name: Eric L. Oliver
Title: President

ART-FGT FAMILY PARTNERS LIMITED

By:	TESSLER FMC LLC, its general partner

By:	/s/ Andrea Tessler
Name: Andrea Tessler
Title: Manager

TESSLER FAMILY LIMITED PARTNERSHIP

By:	APRES VOUS LLC, its general partner

By:	/s/ Andrea Tessler
Name: Andrea Tessler
Title: Manager

EXHIBIT A

AMENDED AND RESTATED CHARTER OF THE CONVERSION EXPLORATION
COMMITTEE OF TEXAS PACIFIC LAND TRUST

As adopted by the Trustees, effective July 30, 2019

       A. Purpose

            The Conversion Exploration Committee (the “Committee”) of Texas Pacific Land Trust (the “Trust”) was formed on June 23, 2019 by the Trustees of the Trust (the “Trustees”). The Committee is governed by this charter (this “Charter”).

            The purpose of the Committee is to assist the Trustees in their evaluation, from a corporate, corporate governance, tax, accounting and business perspective, of whether the Trust should be converted into a C-corporation or, in the alternative, whether the Trust should remain a business trust (with potential amendments to the Trust’s Declaration of Trust dated February 1, 1888).

            Due to the legal obligations of the Trustees as fiduciaries, the Committee’s recommendation will be non-binding on the Trustees.

       B. Composition

            The Committee shall be comprised of a maximum of seven members. The members of the Committee shall be: (i) John R. Norris III; (ii) David E. Barry; (iii) General Donald G. Cook, USAF (Ret.); (iv) Dana McGinnis; (v) Eric Oliver; (vi) Murray Stahl; and (vii) Craig Hodges. The Committee members shall serve for so long as the Committee is in existence or until their earlier resignation or death, in which case the remaining members of the Committee shall as promptly as practicable select a replacement with the approval of five Committee members then serving and consent of the Trustees (such consent not to be unreasonably withheld, delayed or conditioned). Mr. Norris and Mr. Barry shall serve as co-chairmen of the Committee (“Co-Chairmen”). The Co-Chairmen shall coordinate all their activities in consultation with other Committee members. The Committee may remove any member of the Committee (other than the Trustees) with the affirmative vote of five of the other Committee members if the Committee determines, in good faith, that reason exists to remove such member.

       C. Meetings

            The Committee shall meet with such frequency and at such intervals as the Committee determines necessary to carry out its duties and responsibilities. The Co-Chairmen shall convene a meeting at the discretion of the Co-Chairmen or upon the request of any two of the Committee members. Notice of the time, date and place or means of all meetings of the Committee shall be provided to each Committee member as further provided herein by the Co-Chairmen (or a person to whom the Co-Chairmen delegates the task of providing notice). The Committee shall meet with members physically present or by telephone, video conference or other similar means of remote communication or a combination thereof by which all members participating in the meeting can speak and hear one another, and participation in a meeting in accordance herewith shall constitute attendance at such a meeting.

            The Co-Chairmen shall give notice of the time and place of meetings to each member of the Committee (a) in person or by telephone delivered not less than one day before such meeting; or (b) by electronic mail or other electronic means not less than one day before such meeting; provided, however, that if the Co-Chairmen or any of the Trustees determines that it is necessary or advisable to hold a meeting sooner, the Co-Chairmen may prescribe a shorter notice to be given personally or by telephone or electronic mail. Participation by a member in a meeting of the Committee shall constitute agreement that notice has been properly provided. The Co-Chairmen shall provide to the members an agenda in advance of each meeting of the Committee.

            Each member of the Committee shall have one vote. The Committee shall be authorized to take any permitted action only by the affirmative vote of at least five of the seven Committee members at any meeting at which a quorum is present, or by the unanimous written consent of all of the Committee members. Five members of the Committee shall constitute a quorum.

            The Committee shall maintain minutes or other records of meetings and activities of the Committee. The meeting minutes and documents shall be maintained by the Co-Chairmen and retained in confidence until the issue being considered is fully concluded, at which point the meeting minutes shall be placed in the Trust’s books and records.

       D. Information; Assistance

            In furtherance of the Committee’s work, to the extent reasonably requested by the Committee, the Trust shall assist the Committee, including by providing to the Committee all reasonable information and materials in possession of the Trust and by making available to the Committee any officers or employees of the Trust, outside counsel, professional advisors and other persons whose attendance and/or participation the Committee considers necessary or desirable. Notwithstanding the foregoing, for the avoidance of doubt, the Trust shall not be legally obligated to provide the Committee with any information or materials.

       E. Conflicts of Interest

            The Committee or the Trustees may recuse a Committee member from any specific portion of a Committee meeting and restrict access to communications, documents and other information of the Committee, including access to, and any documents or information prepared by, any of its advisors, but only to the extent the Committee or Trustees reasonably determines on the basis of specific factual information that there is any actual or potential conflict of interest between such member and the Trust with respect to such specific communication, document or information; provided, however, that (x) the Trustees shall not make any such determination without prior reasonable discussion with all Committee members (including the member that they deem to be potentially conflicted), and (y) in the event of such determination, the Committee and Trustees shall take reasonable immediate affirmative steps, with the assistance of the potentially-conflicted member, to resolve the potential conflict and restore full participation of such member in all Committee discussions.

       F. Confidentiality; Privilege; Public Disclosure

            The Committee shall keep its deliberations and materials strictly confidential in accordance with the Confidentiality Agreement (defined below). As a condition of serving as a member of the Committee, each person invited to serve on the Committee shall execute and deliver to the Trust a confidentiality agreement in the form attached hereto as Exhibit A prior to such person’s first attendance at a meeting of the Committee (the “Confidentiality Agreement”).

            The Committee or the Trustees may recuse a Committee member from any specific portion of a Committee meeting and restrict access to communications, documents and other information of the Committee, including access to, and any documents or information prepared by, any of its advisors, but only to the extent the Committee or Trustees reasonably determine that such Committee member has sought or may seek to undermine any applicable privilege with respect to such specific communication, document or information; provided, however, that (x) the Trustees shall not make any such determination without prior reasonable discussion with all Committee members (including the member that has sought or may seek to undermine such privilege), and (y) in the event of such determination, the Committee and Trustees shall take reasonable immediate affirmative steps, with the assistance of the relevant member, to confirm such member will not seek to undermine any applicable privilege so as to restore full participation of such member in all Committee discussions.. Without the prior written consent of the Trust, no member of the Committee may use any communications, documents or other information obtained as a result of such member’s service on the Committee in any lawsuit, litigation, matter, or other proceeding, nor challenge or waive the determination of any applicable privilege related to any communications, documents or other information related to the Committee.

            Without the prior written consent of the Trust, neither the Committee nor any of its members shall make any public announcements or other disclosures relating to the Committee and its work that has not previously been disclosed, including, but not limited to, discussions, recommendation, work product, and materials. Beginning in September, the Committee shall provide a report of its work to shareholders on a monthly basis provided that the Trustees approve such report (such approval not to be unreasonably withheld). Upon completion of its work, the Committee shall provide a final report to shareholders with the Committee’s recommendations provided that the Trustees approve such report (such approval not to be unreasonably withheld).

       G. Compensation; Indemnification

            Each member of the Committee who is not a Trustee shall be paid a fixed sum of $8,000 per month for serving as a Committee member, payable on the first of each month in advance, provided that any member of the Committee may waive receipt of such monthly fee. All members shall be reimbursed for their reasonable out-of-pocket expenses in connection with attending meetings of the Committee.

            The Trust shall, as long as a member actually serves as a member of the Committee, defend, indemnify and hold such member harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) incurred by such member in the event that such member becomes a party, or is threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof, relating to such member’s role as member of the Committee. Anything to the contrary herein notwithstanding, the Trust shall not be required to indemnify, defend and hold harmless under this Charter any person for any action taken by such person or on such person’s behalf that occurs prior to the date of this Charter, after the Committee ceased to exist or after such person is no longer a member of the Committee. Nothing herein shall be construed to provide a member of the Committee with indemnification (i) if such member is found to have engaged in a violation of any provision of state or federal law, unless such member demonstrates that such action was taken in good faith and in a manner such member reasonably believed to be in or not opposed to the best interests of the Trust; or (ii) if such member acted in a manner that constitutes gross negligence or willful misconduct. A member of the Committee shall promptly notify the Trust in writing in the event of any third-party claims actually made against such member or known by such member to be threatened if such member intends to seek indemnification hereunder in respect of such claims. In addition, upon delivery of notice with respect to any such claim, the Trust shall promptly assume control of the defense of such claim with counsel chosen by the Trust. The Trust shall not be responsible for any settlement of any claim against any member of the Committee covered by this indemnity without its prior written consent. However, the Trust may not enter into any settlement of any such claim without such member’s consent unless such settlement includes (i) no admission of liability or guilt by such member, and (ii) an unconditional release of such member from any and all liability or obligation in respect of such claim.

       H. Term

            The Committee shall exist until December 31, 2019, unless the Committee determines that (a) it has fulfilled its purpose prior to such date or (b) it requires more time to fulfill its purpose.

       I. Governing Law

            THE CONSTRUCTION AND INTERPRETATION OF THIS CHARTER SHALL BE EXCLUSIVELY GOVERNED BY THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAW RULES. BY JOINING THE COMMITTEE, THE COMMITTEE MEMBERS IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN DALLAS COUNTY, TEXAS, FOR RESOLUTION OF ALL DISPUTES ARISING UNDER THIS CHARTER. BY JOINING THE COMMITTEE, EACH COMMITTEE MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHTS HE OR SHE MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF THIS CHARTER.

       J. Amendments

            Amendments to this Charter require the approval of the Committee and the Trustees.

       K. Mediation

            All members of the Committee agree to promptly confer and, if necessary, submit to mediation in front of a JAMS mediator in Dallas, Texas, within 20 days of any disputes arising out of or relating to this Charter.

EXHIBIT A TO AMENDED AND RESTATED CHARTER OF THE CONVERSION
EXPLORATION COMMITTEE OF TEXAS PACIFIC LAND TRUST

FORM OF CONFIDENTIALITY AGREEMENT

[•], 2019

[Committee Member Name]
[Address]

[Mr./Ms.][•]:

            John R. Norris III and David E. Barry, the trustees (collectively the “Trustees”) of Texas Pacific Land Trust (the “Trust”), have established a conversion exploration committee (the “Committee”) to assist the Trustees in their evaluation, from a corporate, corporate governance, tax, accounting and business perspective, of whether the Trust should be converted into a C-corporation (“Conversion”) or, in the alternative, whether the Trust should remain a business trust (with potential amendments to the Trust’s Declaration of Trust dated February 1, 1888). This letter agreement concerning your confidentiality and other obligations (this “Agreement”), dated as of [•], 2019, is made by and between the Trust and you, in your capacity as a member of the Committee (“you”).

1.

As part of your role as a member of the Committee, you are a consultant regarding conversion, governance, and other matters in accordance with the charter of the Committee (the “Charter”). You have been selected for the Committee in part because of the unique information and expertise you bring to bear on the Trust’s potential Conversion and potential amendments to the Declaration of Trust. You hereby acknowledge and agree to the terms of the Charter and irrevocably and unconditionally waive any and all rights you may have to challenge the Charter, any of its terms or its applicability to the Committee in any Legal Proceeding. Without limiting the generality of the foregoing, you acknowledge and agree that, under the Charter, the Committee or the Trustees may recuse you from any portion of a Committee meeting and restrict access to documents and information of the Committee, including access to any documents or information prepared by any of its advisors. Moreover, you acknowledge and agree that the Trust shall not be legally obligated to provide you with any information or materials under this Agreement. You further acknowledge and agree that service on the Committee, and receipt of any legal advice from legal outside counsel to the Trust (including receipt by the Committee), shall not be grounds to disqualify or challenge Sidley Austin LLP from continuing to represent the Trust and the Trustees in any Legal Proceeding (defined below) related to the Litigation (defined below), this Agreement, any Conversion, the Committee, or any other matter. You likewise acknowledge and agree that service on the Committee shall not be grounds to disqualify or challenge Gibson Dunn & Crutcher LLP from continuing to represent the Investor Group in any Legal Proceeding related to the Litigation, any Conversion or or the Committee.

2.

Upon the terms of, and subject to the conditions in, this Agreement, the Trust and its Representatives (defined below) may provide you with certain confidential information, the disclosure of which could harm the Trust and its subsidiaries. As a condition to your being furnished such information, you agree to treat any communications, documents and other information, whether written or oral, concerning the Committee or the Trust or any of its subsidiaries that is obtained by you as a result of your service on the Committee (such information herein collectively referred to as the “Confidential Information”) in accordance with the provisions of this Agreement. The term “Confidential Information” includes, but is not limited to, all notes, analyses, data, or other documents furnished to you or prepared by you to the extent such materials reflect or are based upon, in whole or in part, the Confidential Information. You will be providing close and continuous assistance not only to the Trustees but also to the Trust’s outside counsel, and Confidential Information further includes information that is subject to attorney-client privilege, the attorney work-product doctrine, or another applicable privilege. The term “Confidential Information” excludes information that is neither subject to attorney-client privilege nor the attorney work-product doctrine nor another applicable privilege, and (a) was within your possession prior to it being furnished to you by the Committee, the Trust, or any of their Representatives provided that such source of such information was not known by you, after reasonably inquiry, to be disclosing such information in breach of a confidentiality agreement with, or other contractual, legal, or fiduciary obligation of confidentiality to, the Trust, or any of its subsidiaries; (b) is or becomes available to you from a source other than the Committee, the Trust or any of their Representatives provided that such source of such information is not known by you, after reasonably inquiry, to be disclosing such information in breach of a confidentiality agreement with, or other contractual, legal, or fiduciary obligation of confidentiality to, the Trust or any of its subsidiaries; (c) is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives in violation of this Agreement; or (d) has been or is independently developed by you without the use of the Confidential Information or in violation of the terms of this Agreement.

3.

You hereby agree that (x) you shall keep the Confidential Information confidential and (y) use the Confidential Information solely for the purposes of the Committee as set forth in the Charter. Without the prior written consent of the Trust, you shall not, directly or indirectly, share any Confidential Information with any other person other than the Trust’s Representatives; provided, however, that you may disclose any of such information to your Representatives who (i) need to know such information for the sole purpose of advising you in connection with the Committee and its work and (ii) executed the undertaking attached hereto as Exhibit A and delivered to the Trust a copy of such executed undertaking prior to such disclosure (except that the requirement of the foregoing clause (ii) shall not apply to your outside counsel); provided, further, that you shall be responsible for any violation of the confidentiality provisions of this Agreement by your Representatives as if they were parties hereto. Without the prior written consent of the Trust, you shall not make, nor shall you permit any of your Representatives to make, directly or indirectly, any public statement about the Committee or its work. You acknowledge and agree that, without the prior written consent of the Trust, you may not, and you may not permit any of your Representatives to, use any Confidential Information in any Legal Proceeding or challenge the determination of attorney-client privilege or any other privilege related to any Confidential Information. Notwithstanding anything contained in this Paragraph, you and your Representatives shall be permitted to refer any inbound inquiry regarding the Committee or any agreements or actions related thereto to the public documents issued by the Trust related to the Committee.

4.

Notwithstanding anything to the contrary provided in this Agreement, in the event you receive a request or are required by deposition, interrogatory, request for documents, subpoena, court order, similar judicial process, civil investigative demand or similar process, or pursuant to a formal request from a regulatory examiner (any such requested or required disclosure, an “External Demand”) or are otherwise required pursuant to applicable law, regulation, or the rules of any national securities exchange (as determined based on advice of your external legal counsel) to disclose all or any part of the Confidential Information, you agree, to the extent permitted by applicable law, to (a) promptly notify the Trust of the existence, terms, and circumstances surrounding such External Demand or other requirement and (b) in the case of any External Demand, cooperate with the Trust, at the Trust’s reasonable request and sole expense, in seeking a protective order or other appropriate remedy to the extent available under the circumstances. In the event that such protective order or other remedy is not obtained or not available or that the Trust waives compliance with the provisions hereof, (i) you may disclose only that portion of the Confidential Information which you are advised by your external legal counsel is legally required to be disclosed, and you shall inform the recipient of such Confidential Information of the existence of this Agreement and the confidential nature of such Confidential Information and exercise reasonable efforts to obtain assurance that confidential treatment will be accorded, and (ii) you shall not be liable for such disclosure, unless such disclosure was caused by or resulted from a previous disclosure by you in violation of this Agreement. For the avoidance of doubt, it is understood and agreed that there shall be no “applicable law,” “regulation,” or “rule” requiring you to disclose any Confidential Information solely by virtue of the fact that, absent such disclosure, you would be prohibited from purchasing, selling, or engaging in derivative or other voluntary transactions with respect to the securities of the Trust or you would be unable to file any proxy materials or tender or exchange offer materials in compliance with Section 14 of the Securities Exchange Act of 1934, as amended or the rules promulgated thereunder (the “Exchange Act”).

5.

You acknowledge that you may receive material non-public information concerning the Trust. You acknowledge that the U.S. securities laws generally prohibit any person who has received material non-public information concerning an issuer from purchasing or selling securities of such issuer and from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

6.

Promptly upon request by the Trust, you shall either, at your option, (a) destroy the Confidential Information and any copies thereof, or (b) return to the Trust all Confidential Information and any copies thereof, and, in either case, confirm in writing to the Trust that all such material has been destroyed or returned, as applicable, in compliance with this Agreement; provided, however, that you shall be permitted to retain Confidential Information (x) in accordance with bona fide policies and procedures (such as internal record retention policies, document retention policies, internal audit policies and similar compliance policies) and (y) to the extent necessary to comply with applicable law or to the extent disclosed pursuant to an External Demand. Notwithstanding the destruction or return of Confidential Information, you shall continue to be bound by the obligations contained herein with respect to any Confidential Information until such Confidential Information no longer constitutes Confidential Information pursuant to the terms hereof. You shall not be required to destroy any computer or other electronic hardware or systems, to expunge or erase or render any electronic data irrecoverable which cannot reasonably be expunged or erased, or to disable any existing electronic data backup procedures or archival systems.

7.

You acknowledge and agree that the Trust would be irreparably injured by a breach of this Agreement and that money damages are an inadequate remedy for an actual or threatened breach of this Agreement. Accordingly, you agree to the granting of specific performance of this Agreement and injunctive or other equitable relief as a remedy for any such breach or threatened breach, without proof of actual damages, and further agree to waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity. This provision is a material inducement to the Parties entering into this Agreement

8.

THE CONSTRUCTION, INTERPRETATION, AND PERFORMANCE OF THIS AGREEMENT AND ALL TRANSACTIONS UNDER IT SHALL BE EXCLUSIVELY GOVERNED BY THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAW RULES. THE PARTIES HEREBY IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN DALLAS COUNTY, TEXAS, FOR RESOLUTION OF ALL DISPUTES BETWEEN THE PARTIES ARISING UNDER THIS AGREEMENT. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF THIS AGREEMENT.

9.

This Agreement shall terminate at 5:00 P.M. Dallas, Texas time on the date that is twenty-four months after the date the Committee ceased to exist; provided, however, that you shall maintain in accordance with the confidentiality obligations set forth herein any Confidential Information constituting trade secrets for such longer time as such information constitutes a trade secret of the Trust or any of its Affiliates under applicable law; provided, further, that any liability for breach of this Agreement shall survive such termination. Notwithstanding anything to the contrary in this Agreement, the obligations under clause (y) of the first sentence of Section 3 shall expire on the date that is 90 days following the end of the term of the Committee pursuant to Article H of the Charter. No later than 5:00 pm Dallas time on the second business day following such date (the “Cleansing Deadline”), the Trust shall either (i) publicly disclose, by means of a filing on Form 8-K or other periodic report required or permitted to be filed under applicable securities laws, an appropriate summary description of any Confidential Information shared with you hereunder that the Trust determines, based on advice of the Trust’s outside counsel, constitutes material nonpublic information as of such date or (ii) confirm to you in writing that none Confidential Information shared with you hereunder constitutes material nonpublic information as of such date. In the event that the Trust fails to comply with the foregoing obligation by the Cleansing Deadline, then you shall thereafter be permitted to publicly disclose, without liability, an appropriate summary description that reflects any Confidential Information that you in good faith believe constitutes material nonpublic information regarding the Company. In either case, this Agreement, in and of itself, shall not be deemed to impose a restriction on your or your Representatives’ ability to trade securities of the Trust.

10.

As used in this Agreement: (a) the terms “Affiliate” and “Associate” (and any plurals thereof) shall have the meanings ascribed to such terms under Rule 12b-2 promulgated under the Exchange Act; (b) the term “Investor Group” shall mean Eric L. Oliver, SoftVest, L.P., SoftVest Advisors, LLC, Murray Stahl, Horizon Kinetics LLC, Horizon Kinetics Asset Management LLC (f/k/a Horizon Asset Management LLC), Allan R. Tessler, ART-FGT Family Partners Limited, and Tessler Family Limited Partnership; (c) the term “Legal Proceeding” shall mean any lawsuit, claim or other legal proceeding (including any books and records demand); (d) the term “Litigation” shall mean Case 3:19-cv-01224-B Texas Pacific Land Trust et al v. Oliver; and (e) the term “Representatives” shall mean a person’s Affiliates and Associates and its and their respective directors, officers, employees, partners, members, managers, consultants, accountants, attorneys, legal, financial or other advisors, agents and other representatives.

11.

You agree to promptly confer and, if necessary, submit to mediation in front of a JAMS mediator in Dallas, Texas within 20 days of any disputes arising out of or relating to this Agreement, the Confidentiality Agreement, and/or the Charter.

[SIGNATURE PAGES FOLLOW]

Sincerely,

TEXAS PACIFIC LAND TRUST

By: ____________________________________________________
Name:
Title:

ACCEPTED AND AGREED TO BY:

By: ____________________________________________________
Committee Member
Name:

EXHIBIT A

UNDERTAKING

I hereby certify: (i) my understanding that confidential information is being provided to me pursuant to the terms and conditions of that certain confidentiality agreement entered into between [•] (“[•]”) and Texas Pacific Land Trust (the “Trust”) dated as of July 30, 2019 (the “Confidentiality Agreement”); and (ii) that I have read the Confidentiality Agreement. I understand the terms of the Confidentiality Agreement, I agree to be fully bound by the Confidentiality Agreement, and I hereby submit to the personal jurisdiction of the Federal and State Courts located in Dallas County, Texas (the “Courts”) for purposes of any action, suit or proceeding to enforce the Confidentiality Agreement. I further agree that service of process with respect to any such any action, suit or proceeding to enforce the Confidentiality Agreement may be made upon me by sending, United States certified mail, return receipt requested, a copy of the complaint and summons in such proceeding to [•] at its principal place of business, and that such service of process shall be as effective as if personally served upon me within the State of Texas. I understand that any violation of the terms of this Confidentiality Agreement may be punishable by such relief as deemed appropriate by the Courts. I acknowledge that this undertaking may be enforced directly by the Trust.

Dated: _______________________	Signature: _______________________________________________________________

EXHIBIT B

Texas Pacific Land Trust Enters into Settlement Agreement with Investor Group

Investor Group to Join TPL’s Conversion Exploration Committee

Parties Agreed to Dismiss Pending Litigation in Federal District Court in Dallas

Third Trustee Seat to Remain Vacant Until Committee’s Work Concludes

DALLAS, TX (July [•], 2019) – Texas Pacific Land Trust (NYSE: TPL) (the “Trust” or “TPL”) today announced that it has entered into a settlement agreement (the “Settlement Agreement”) with the investor group led by Horizon Kinetics LLC, SoftVest, L.P., and ART-FGT Family Partners (the “Investor Group”) with respect to the previous proxy contest and the pending litigation between the parties in the U.S. District Court for the Northern District of Texas in Dallas.

Pursuant to the Settlement Agreement, three additional members will join TPL’s Conversion Exploration Committee: Murray Stahl, Chairman of Horizon Kinetics; Eric L. Oliver, Founder and President of SoftVest Advisors; and Craig Hodges, Chief Executive Officer of Hodges Capital. They will join the existing four members of the Committee: John R. Norris III and David E. Barry, the incumbent Trustees of TPL; Four-Star General Donald G. Cook, USAF (Retired); and Dana McGinnis, Founder and Chief Investment Officer of Mission Advisors.

The Committee, which has been charged to make a recommendation as to whether the Trust should be converted into a C-corporation and regarding appropriate governance changes, has been meeting since June on a regular basis and will complete its work by December 31, 2019, unless the Committee decides otherwise. The Committee will be chaired by the incumbent Trustees of TPL.

In connection with the Settlement Agreement, the parties have dismissed their litigation in the U.S. District Court for the Northern District of Texas in Dallas. The parties have further agreed that TPL’s third trustee position will remain vacant at least until the Committee has completed its work.

“We are pleased to have come to an amicable resolution,” said Trustee John Norris. “It is now time for all of us to come together, put aside our differences, and determine the best way forward for the Trust and all of its shareholders.”

Pursuant to the Settlement Agreement, the Trust and the Investor Group have also agreed to certain other terms. To reflect the terms of the Settlement Agreement, the Trust adopted an amended and restated charter for the Committee (the “Amended Charter”). The complete Settlement Agreement and Amended Charter will be included as an exhibit to a Current Report on Form 8-K, which will be filed with the Securities and Exchange Commission.

Sidley Austin LLP is serving as legal advisor to the Trust. Gibson Dunn & Crutcher LLP is serving as legal advisor to the Investor Group.

About Texas Pacific Land Trust

Texas Pacific Land Trust is one of the largest landowners in the State of Texas with approximately 900,000 acres of land in West Texas. The Trust was organized under a Declaration of Trust to receive and hold title to extensive tracts of land in the State of Texas, previously the property of the Texas and Pacific Railway Company, and to issue transferable Certificates of Proprietary Interest pro rata to the holders of certain debt securities of the Texas and Pacific Railway Company. Texas Pacific Land Trust’s trustees are empowered under the Declaration of Trust to manage the lands with all the powers of an absolute owner.

EXHIBIT C

Mutual General Release Agreement

This Mutual General Release Agreement (this “Release”), dated as of [•], 2019, is being entered into by and among the Investor Group (as defined below) on the one hand and Texas Pacific Land Trust (the “Trust” or “TPL”), John R. Norris III, and David E. Barry (together with Mr. Norris, the “Trustees”) on the other hand (each, a “Party” and collectively, the “Parties”).

This Release is being delivered as of the date hereof in connection with the completion of the Conversion (as defined below) and the effectiveness of this Release is subject to, and conditioned upon, the completion of the Conversion.

(a)

Definitions. As used herein, (a) the “Conversion” shall have the meaning given to that term in the Settlement Agreement dated July 30, 2019 by and between the Parties (the “Settlement Agreement”); (b) the “Investor Group” shall mean Eric L. Oliver, SoftVest, L.P., SoftVest Advisors, LLC, Murray Stahl, Horizon Kinetics LLC, Horizon Kinetics Asset Management LLC (f/k/a Horizon Asset Management LLC), Allan R. Tessler, ART-FGT Family Partners Limited, and Tessler Family Limited Partnership; and (c) the “Litigation” shall mean the pending litigation captioned Case 3:19-cv- 01224-B Texas Pacific Land Trust et al v. Oliver, including pending books and records demands and any and all claims arising out of or related to the Conversion, and which, for the avoidance of all doubt, will be dismissed with prejudice in accordance with this Release.

(b)

Mutual General Releases. Effective as of the completion of the Conversion (the “Effective Date”), each of the Trust and the Trustees, on the one hand, and each of the members of the Investor Group, on the other hand, on behalf of each of themselves and for all of their past and present affiliated, associated, related, parent and subsidiary entities, joint ventures and partnerships, successors, assigns, and the respective owners, trust beneficiaries, officers, directors, partners, members, managers, principals, parents, subsidiaries, predecessor entities, agents, representatives, employees, holders of certificates or sub-share certificates, shareholders, other security holders, advisors, consultants, attorneys, heirs, executors, administrators, successors and assigns of any said person or entity, and any other person claiming (now or in the future) through or on behalf of any of said persons or entities (collectively “Released Persons”), irrevocably and unconditionally generally release, remit, settle, acquit and forever discharge the other and all of their Released Persons, from any and all causes of action, claims, counter-claims, cross-claims, actions, rights, judgments, obligations, damages, amounts, demands, losses, controversies, contentions, complaints, promises, accountings, bonds, bills, debts, dues, sums of money, expenses, specialties and fees and costs (whether direct, indirect or consequential, incidental or otherwise including, without limitation, attorney’s fees or court costs, of whatever nature) incurred in connection therewith of any kind whatsoever, whether known or unknown, suspected or unsuspected, in their own right, representatively, derivatively or in any other capacity, in law or in equity or liabilities of whatever kind or character, arising under federal, state, foreign, or common law or the laws of any other relevant jurisdiction, which have arisen, could have arisen, arise now, or hereafter may arise out of or relate in any manner to the allegations, facts, events, transactions, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing, or cause whatsoever (or any series thereof, embraced, involved, arising out of, set forth in, or otherwise related) prior to the Effective Date, including, without limitation, claims that were or could have been asserted in the Litigation (collectively, the “Released Claims”); provided, however, that nothing in this Release shall (i) release (A) any rights or duties of any Released Persons under this Release or the Settlement Agreement, (B) any claims or causes of action that any Released Persons may have for the breach or enforcement of any provision of this Release or the Settlement Agreement, (C) any statutory, corporate, or contractual rights to indemnification, expense reimbursement, or expense advancement of any Released Person; (ii) limit in any way the defense of any Released Person (including any potential counterclaim, cross-claim or other similar claim of any Released Person) with respect to any Released Claim; or (iii) limit in any way any Released Person’s rights to indemnification, expense reimbursement, or expense advancement in connection with any Released Claim.

(c)

Covenant Not to Sue. To the fullext extent permitted by law, the Parties covenant not to (i) assert any Released Claim against any other Party in any forum, and (ii) encourage or assist anyone to assert any Released Claim against any other Party (except as may be required pursuant to subpoena, court order, government agency order or subpoena, or other compulsory legal process).

(d)

Intent to Release. The Parties acknowledge and agree that they may be unaware of or may discover facts in addition to or different from those which they now know, anticipate or believe to be true related to or concerning the Released Claims. The Parties know that such presently unknown or unappreciated facts could materially affect the claims or defenses of a Party or Parties. It is nonetheless the intent of the Parties to give a full, complete, and final general release and discharge of the Released Claims. In furtherance of this intention, the general releases herein given shall be and remain in effect as full and complete releases with regard to the Released Claims notwithstanding the discovery or existence of any such additional or different claim or fact. To that end, with respect to the Released Claims only, the Parties expressly waive and relinquish any and all provisions, rights, and benefits conferred by any law of the United States or of any state or territory of the United States or of any other relevant jurisdiction, or principle of common law, under which a general release does not extend to claims which the Parties do not know or suspect to exist in their favor at the time of executing the release, which if known by the Parties might have affected the Parties’ settlement.

(e)

No Transfer of Rights. Each Party represents and warrants that such Party has not transferred or assigned, or purported to transfer or assign, to any person any claims, demands, obligations, losses, causes of action, damages, penalties, costs, expenses, attorneys’ fees, liabilities or indemnities herein released. Each of the Parties represents and warrants that neither such Party nor any assignee of such Party has filed or otherwise initated any lawsuit, action or other legal proceeding against the other Party that is currently pending other than the Litigation.

(f)

Acknowledgement of Mutual Compromise and Valuable Consideration. Each Party waives any and all rights (to the extent permitted by state law, federal law, principles of common law, or any other law) that may have the effect of limiting the releases set forth in this Release. Without limiting the generality of the foregoing, each Party acknowledges and agrees that there is a risk that the damages and costs that such Party believes such Party has suffered or will suffer may turn out to be other than or greater than those now known, suspected or believed to be true. Facts on which each Party has been relying in entering into this Release may later turn out to be other than or different from those now known, suspected or believed to be true. Each Party acknowledges that in entering into this Release, such Party has expressed that such Party agrees to accept the risk of any such possible unknown damages, claims, facts, demands, actions and causes of action. Each Party acknowledges and agrees that the releases and covenants provided for in this Release are binding, unconditional, and final as of the date hereof. The Parties hereby acknowledge and agree that the exchange set forth in this Release and the Settlement Agreement reflects a mutual compromise and constitutes an exchange of valuable consideration. All Parties agree tha this is a material inducement to each of the Parties entering into this Release.

(g)

Waiver of California Civil Code § 1542. The Parties agree to expressly waive all rights under Section 1542 of the Civil Code of the State of California, up to and including the date the Parties sign the Release. Section 1542 provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH A CREDITOR DOES NOT KNOW OF OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

(h)

Representations and Warranties. By executing this Agreement and as a condition precedent to any obligations or liabilities of the Parties, the Parties expressly acknowledge, represent, and warrant that they (i) are not relying upon any statements, understandings, representations, expectations, or agreements other than those expressly set forth in this Release; (ii) have made their own investigation of the facts and are relying solely upon their own knowledge and the advice of their own legal counsel; (iii) have carefully read and understood all of the provisions of this Agreement; (iv)

KNOWINGLY WAIVE ANY CLAIM THAT THIS RELEASE WAS INDUCED BY ANY MISREPRESENTATION, OMISSION, OR NONDISCLOSURE AND ANY RIGHT TO RESCIND OR AVOID THIS RELEASE BASED UPON PRESENTLY EXISTING FACTS, KNOWN OR UNKNOWN; (iv) ARE THE LAWFUL OWNER OF THE CLAIMS AND THE POTENTIAL CLAIMS RELEASED IN THIS AGREEMENT; (v) have full capacity and authority to settle, compromise, and release their claims and potential claims and to enter into this Release; (vi) no other person or entity has inherited, acquired, or has been assigned, or will in the future inherit, acquire, or have any right to assert, against any of the Parties any portion of the claims or potential claims released in this Release; and (vii) they know of no other person or entity that intends to assert a claim by, through, under, or on behalf of them. The Parties stipulate that each Party is relying upon these representations and warranties in entering into this Release. These representations and warranties shall survive the execution of this Release.

(i)

No Admission of Fault or Liability. This Release is made to terminate any and all controversies, real or potential, asserted or unasserted, and claims for injuries or damages of any nature whatsoever, real or potential, asserted or unasserted, by the Parties that were brought or could have been brought in the Litigation. Neither the execution nor delivery of this Agreement, nor compliance with its terms, shall constitute an admission of any fault or liability on the part of any of the Parties. None of the Parties admit liability of any sort and, in fact, all Parties expressly deny any liability.

(j)

Authority and Binding Effect. Each Party, on behalf of itself and its respective Released Persons, hereby represents that it has entered into this Release fully and voluntarily from its own information and investigation; that it has the authority to so enter into this Release; and that it has had the opportunity to consult with independent legal counsel with regard to the releases contained herein, and having been so advised, expressly waives any rights it may have under any statute, law, rule or regulation applicable to the Released Claims released hereby.

(k)

Amendments in Writing; No Waiver. No amendment, modification or waiver of this Release shall be binding or effective for any purpose unless it is made in a writing signed by the Party against whom enforcement of such amendment, modification or waiver is sought. No course of dealing between the Parties to this Release shall be deemed to modify, amend or discharge any provision or term of this Release. No delay by any Party to this Release in the exercise of any of its rights or remedies shall operate as a waiver thereof, and no single or partial exercise by any Party to this Release of any such right or remedy shall preclude any other or further exercise thereof. A waiver of any right or remedy on any one occasion shall not be construed as a bar to or waiver of any such right or remedy on any other occasion.

(l)

Multiple Counterparts. This Release may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the Parties hereto and delivered to each of the other Parties hereto. Delivery of an executed counterpart of this Release by facsimile or electronic mail in portable document format (pdf) shall be equally as effective as delivery of an original executed counterpart of this Release.

(m)	Notice. All communications pursuant to this Release shall be sent to:

For the Investor Group:

Jay Kesslen
General Counsel
Horizon Kinetics LLC
470 Park Avenue South
New York NY 10016
Telephone 914.703.6904
Facsimile 914.703.6899
jkesslen@horizonkinetics.com

with a courtesy copy, which shall not constitute service, to:

Gibson Dunn & Crutcher LLP
Attn: Rob Walters
2100 McKinney Avenue, Suite 1100
Dallas, TX 75201
RWalters@gibsondunn.com

For the Trust and the Trustees:

Texas Pacific Land Trust
1700 Pacific Avenue, Suite 2770
Dallas, TX 75201
jnorris@tpltrust.com
dbarry@tpltrust.com

with a courtesy copy, which shall not constitute service, to:

Sidley Austin LLP
Attn: Yvette Ostolaza, Yolanda C. Garcia, and Kai H. Liekefett
2021 McKinney Avenue, Suite 2000
Dallas TX 75201
yvette.ostolaza@sidley.com
ygarcia@sidley.com
kliekefett@sidley.com

(n)

Choice of Law. THE CONSTRUCTION AND INTERPRETATION OF THIS RELEASE SHALL BE EXCLUSIVELY GOVERNED BY THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAW RULES. BY SIGNING THIS RELEASE, THE PARTIES IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL DISTRICT COURT FOR THE NORTHERN DISTRICT OF TEXAS LOCATED IN DALLAS COUNTY, TEXAS, OR THE DISTRICT COURT FOR DALLAS COUNTY, TEXAS, IF NO GROUNDS FOR FEDERAL JURISDICTION ARE AVAILABLE, FOR RESOLUTION OF ALL DISPUTES RELATING TO OR ARISING UNDER THIS RELEASE. BY SIGNING THIS RELEASE, THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY AND ALL RIGHTS HE OR SHE MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN ANY WAY RELATED TO THIS RELEASE.

(o)

Construction. The Parties and their respective legal counsel participated in the preparation of this Release and the Parties have consulted their legal counsel, and therefore, this Release shall be construed neither against nor in favor of any of the Parties hereto, but rather in accordance with the fair meaning thereof. Words in this Release of the male, female, or neutral gender shall be construed to include any other gender where appropriate. Words used in this Release that are either singular or plural shall be construed to include the other where appropriate. The terms “Release,” “hereof,” “herein,” “hereby” and words of similar import shall, unless otherwise stated, be construed to refer to this Release as a whole. The word “or” shall not be exclusive.

(p)	Headings. The headings in this Release are for convenience only and shall not limit, expand, affect, or alter the meaning of any text.

(q)

Severability. Any provision of this Release that is prohibited, unenforceable or not authorized in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition, unenforceability or non-authorization without invalidating the remaining provisions hereof or affecting the validity, enforceability, or legality of such provision in any other jurisdiction. The Parties agree to negotiate in good faith to replace any illegal, invalid or unenforceable provision of this Release with a legal, valid, and enforceable provision that, to the extent possible, will preserve the economic bargain of this Release.

(r)

Successors, Assigns, and Beneficiaries. This Release shall be binding upon and inure to the benefit of the Parties, each Released Person and their respective successors, parents, affiliates, subsidiaries, officers, directors, partners, employees, and permitted assigns.

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